Exhibit 99.14

CONSENT OF QUALIFIED PERSON

I, Dr Guillermo Pareja, P.Geo., consent to the public filing of the technical report titled “Peñasquito Polymetallic Operations, Zacatecas State, Mexico, NI 43-101 Technical Report” and dated 31 December, 2015 (the “Technical Report”) by Goldcorp Inc. (“Goldcorp”).

I also consent to any extracts from, or a summary of, the Technical Report in the Goldcorp Annual Information Form (the “2015 AIF”).

I certify that I have read the 2015 AIF and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated: 29 March, 2016

“Signed and sealed”

Dr Guillermo Pareja, P.Geo.

Goldcorp Inc. Suite 3400, 666 Burrard Street Vancouver, BC V6C 2X8 Tel: +1 604-696-3000 Fax: +1 604 696-3001	www.goldcorp.com